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                             November 23, 2021

       John Chen
       Executive Chairman
       FGI Industries Ltd.
       906 Murray Road
       East Hanover, NJ 07869

                                                        Re: FGI Industries Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-259457

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 2

   1. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors,
whether you have received such approvals and the consequences to you and your investors if
you do not receive or maintain the approvals, inadvertently conclude that such approvals are
not required, or applicable laws, regulations, or interpretations change and you are
required to obtain approval in the future.
       Risk Factors
       Regulatory bodies of the United States , page 21

   2. Please expand your risk factor disclosure to discuss that the United States Senate passed
 John Chen
FGI Industries Ltd.
November 23, 2021
Page 2
         the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.


       You may contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameJohn Chen                                 Sincerely,
Comapany NameFGI Industries Ltd.
                                                            Division of
Corporation Finance
November 23, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName